Exhibit 99.(h)(iii)(o)

FORM OF

AMENDMENT NO. 15

to the

EXPENSE LIMITATION AGREEMENT

This Amendment is made as of                   , 2013 to the Expense Limitation Agreement dated August 14, 2007 (“Agreement”), as amended, between Munder Series Trust (“MST”) and Munder Capital Management (“MCM”).

WHEREAS, on May 14, 2013, the Board of Trustees of MST ratified and approved the creation of a new series of MST, the Munder Emerging Markets Small-Cap Fund, and approved the fees payable by such Fund to MCM for investment advisory services and

WHEREAS, MCM desires to pay certain expenses of each of the Munder Emerging Markets Small-Cap Fund and/or waive fees payable under the Service Agreements (as defined in the Agreement) effective upon the commencement of operations of such Fund through October 31, 2014 in order to reduce the ordinary annual fund operating expenses born by the shareholders of each class of shares of the Fund.

NOW THEREFORE, in consideration of the promises contained herein, MST and MCM agree to amend the Agreement as follows:

1.              MCM hereby agrees to pay Fund expenses and/or waive Service Agreement fees effective upon the commencement of operations of the Munder Emerging Markets Small-Cap Fund through October 31, 2014 in amounts sufficient to maintain the Expense Limit (as defined in the Agreement) specified for each class of shares of the Munder Emerging Markets Small-Cap Fund, as follows:

Munder Emerging Markets Small-Cap Fund

Class A	1.73%
Class Y	1.48%

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the date first set forth above.

MUNDER SERIES TRUST		MUNDER CAPITAL MANAGEMENT

By:		By:
	Stephen J. Shenkenberg		Peter K. Hoglund
	Vice President, Secretary, CLO & CCO		Managing Director, Chief Financial Officer